Exhibit 99.2

NOTICE AND ACCESS NOTIFICATION TO SHAREHOLDERS
ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON JUNE 27, 2024

You are receiving this notification because Standard Lithium Ltd. (the “Company”) has opted to use the “notice and access” system for delivery of meeting materials to its shareholders in respect of its annual and special meeting of shareholders to be held on June 27, 2024 (the “Meeting”).

Instead of receiving paper copies of the notice of meeting and management information circular (the “Circular”) of the Company for the financial year ended June 30, 2023 under “notice and access” shareholders are receiving this notice with information on how to access the Circular and proxy-related materials electronically. However, together with this notification, shareholders will continue to receive a proxy or voting instruction form, as applicable, to enable them to vote at the Meeting, together with a supplemental mailing list request card to complete if you wish to receive paper copies of the Company’s financial statements and related management’s discussion and analysis. The use of electronic delivery of the proxy-related materials is more environmentally friendly and cost effective for the Company, reducing the Company’s paper and printing use and printing and mailing costs. This communication is not a form for voting and presents only an overview of the more complete information in the Circular which contain important information and can be accessed online as provided below. Shareholders are reminded to review Circular prior to voting.

MEETING DATE AND LOCATION:

WHEN:	June 27, 2024 10:00 a.m. (Vancouver time)	WHERE:	Virtual Meeting by way of live webcast and accessible online at: https://virtual-meetings.tsxtrust.com/1661

Only shareholders who own common shares of the Company at the close of business on the record date of May 15, 2024 may vote at the Meeting or any adjournment or postponement of the Meeting.

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS AT THE MEETING:

•	FINANCIAL STATEMENTS: To receive and consider the financial statements of the Company, together with the auditor’s report thereon, for the financial year ended June 30, 2023. NOTE: There are no financial statements included in the mailing. The consolidated annual financial statements and related management’s discussion and analysis have already been mailed to those shareholders who previously requested to receive them.

•	FIXING THE NUMBER OF DIRECTORS: To set the number of directors of the Company for the ensuing year. See “Particulars of Matters to be Acted Upon – Fixing the Number of Directors” in the Circular.

•	ELECTION OF DIRECTORS: To elect directors of the Company for the ensuing year. See the section entitled “Particulars of Matters to be Acted Upon at the Meeting – Election of Directors” in the Circular.

•	APPOINTMENT OF AUDITOR: To appoint PricewaterhouseCoopers LLP, Chartered Professional Accountants, as auditor for the Company, to hold office until the next annual general meeting of the shareholders at a remuneration to be fixed by the board of directors of the Company. See the section entitled “Particulars of Matters to be Acted Upon at the Meeting – Appointment of Auditor” in the Circular.

•	ADOPTION OF BY-LAW NO. 1: To approve the adoption of the new By-Law No. 1. See “Particulars of Matters to be Acted Upon at the Meeting – Advance Notice By-Law” in the Circular.

•	RE-APPROVAL OF STOCK OPTION PLAN: To re-approve the Company’s stock option plan. See “Particulars of Matters to be Acted Upon at the Meeting – Re-Approval of the Option Plan” in the Circular.

•	RE-APPROVAL OF LONG TERM INCENTIVE PLAN: To re-approve the Company’s long term plan. See “Particulars of Matters to be Acted Upon at the Meeting – Re-Approval of the Incentive Plan” in the Circular.

•	OTHER BUSINESS: To transact such further and other business as may properly be brought before the Meeting or any postponement or adjournment thereof.

WEBSITES WHERE THE MEETING MATERIALS ARE POSTED:

The proxy-related materials for the Meeting can be viewed online under the Company’s profile at www.sedarplus.com or on the Company’s website at https://www.standardlithium.com/investors/sedar.

HOW TO OBTAIN PAPER COPIES OF THE CIRCULAR:

Shareholders will not receive paper copies of the Meeting Materials unless they contact the Company’s transfer agent, TSX Trust Company (“TSX Trust”), by phone at 1-888-433-6443 (toll-free North American) or 416-682-3801 (outside North America) or by email at tsxt-fulfilment@tmx.com. For shareholders who wish to receive paper copies of the Meeting Materials in advance of the voting deadline for the Meeting, requests must be received no later than June 17, 2024, in order to allow reasonable time to receive and review the applicable Meeting Materials in advance of the proxy deadline of 10:00 a.m. (Pacific Time) on June 25, 2024. Meeting Materials will be sent to such shareholders within three business days of their request if such requests are made prior to the date of the Meeting.

VOTING:

YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities, you must vote using the method set out in the proxy or voting instruction form.

Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on your proxy, which is by 10:00 a.m. (Vancouver time) on June 25, 2024:

INTERNET:	Go to www.meeting-vote.com and follow the instructions
TELEPHONE:	You may enter your voting instructions by telephone at: 1-888-489-5760
FACSIMILE:	416-595-9593
MAIL:	Complete the form of proxy or any other proper form of proxy, sign it and mail it to TSX Trust at: TSX Trust Company P.O. Box 721 Agincourt, Ontario Canada M1S 0A1

Non-registered shareholders should carefully follow the instructions of their intermediary, nominee or broker, including those regarding when and where the completed voting instruction form is to be delivered. Note that if you are a non-registered shareholder, your intermediary, nominee or broker will need your voting instructions sufficiently in advance of the proxy deposit deadline to enable your nominee to act on your instructions prior to the deadline.

QUESTION ABOUT NOTICE-AND-ACCESS

Shareholders with questions about notice-and-access can contact TSX Trust by telephone at 1-800-387-0825 (toll-free in North America) or 416-682-3860 (outside Canada and the United States), or by e-mail at shareholderinquiries@tmx.com.